INVEST IN **BLU OPPORTUNITY**

Disrupting the solar loans market through an innovative lending platform


blu opportunity
Revolutionizing Residential Solar Financing to Deploy More Solar Faster.

bluopportunity.com Berkeley, CA

Featured Investors

K Dixon Wright

Syndicate Lead

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"I am thrilled to champion the dynamic initiatives of Blu Opportunity, a trailblazer in residential solar installations. Their experienced team is revolutionizing the way we finance residential solar energy, making sustainable living not just a dream but an attainable reality for homeowners. With their innovative consumer financing solutions, they are breaking down barriers, allowing more individuals to participate in the solar revolution, free from the burden of dealer fees. Their financing approach is a game-changer in Deploying More Solar Faster, directly contributing to a greener, more sustainable world. It's a privilege to support a company that not only prioritizes environmental stewardship but also ensures that going green is economically viable. Blu Opportunity's dedication to accelerating the adoption of solar energy is a significant step towards achieving our global climate goals and a testament to their commitment to a brighter, cleaner future for all."

Invested $5,000 this round

Highlights

1. Enabling the U.S. to deploy more solar faster, with affordable residential solar loans.
2. U.S. residential solar market is expected to reach $44.77B by 2030; CAGR 15.4% 2022-2030.

3 Traction: Solar installers commit to $157M Blu Opportunity loans in 2023-24, targeting $2B by 2026.

4 Backed by Blu Banyan - leading technology company driving down costs in the solar industry.

5 Proven platform: $5.8B solar projects executed via Blu Banyan's SolarSuccess platform in 2022.

6 2024 massive go-to-market opportunity: estimated $6.5B residential solar projects on SolarSuccess.

7 We're committed to enhancing shareholder return with share value increase and planned dividends.

8 Founding team has decades of experience in the solar, technology, and finance industries.

Our Team



Jan Rippingale Co-Founder & CEO

Founder & CEO at Blu Banyan, driving the digital transformation of the solar industry. Co-Chair, Orange Button Workgroup - US Department of Energy Orange Button Initiative. Member Board of Directors - SunSpec Alliance. 10+ years in the solar industry.



John Cheney Co-Founder & Director

CEO & Co-Founder of Enera Power & Silverado Power, among the largest solar developers in the U.S. with 3GW pipeline (400mw PPAs). Sold control of the portfolio to FirTree (holding co. FTP Solar dba sPower) for $920M; led sale to AES/AIM Co. for $1.66B.



Sriram Das Co-Founder & Director

Managing Director at Das & Co, a New York based family office, specializing in sustainability, technology, and emerging markets. Manages real estate fund in India investing over $200M in the last 10 years.



Ben Bassett Chief Operating Officer

With technology sales leadership for the last 15 years, Ben is an industry expert in tech sales and partnership execution. He has led channel partner initiatives at companies such as Paystand and Quantum.

Matthew Kronwald Chief of Staff

Invest in the mission to Deploy More Solar Faster.


Our Mission
blu opportunity
Blu Opportunity is on a mission to make residential solar financing more affordable for homeowners, and support solar installers in deploying more solar faster.

> This will help the U.S. get back on track to meet its commitment to the Paris Climate Agreement for reducing energy emissions.

Backed by **Blu Banyan Inc.** — Blu Opportunity is majority owned by Blu Banyan - an industry pioneer with leading market share in the U.S. solar industry through its SolarSuccess product.

We present a compelling investment case:

- **Solar industry experience and impact:** Blu Banyan is a lead player with the U.S. Department of Energy's Orange Button Initiative, setting industry standards, targeting reductions in soft costs across all solar projects. Initiatives like the AHJ Registry and Orange Button API are already accelerating solar deployment, with more innovations imminent.
- **Blu Banyan's SolarSuccess—A Game Changer:** Recognized as the leading solar business and project management system, SolarSuccess is proven in its ability to minimize soft costs in the solar sector. Blu Opportunity's clients benefit from the embedded financing solution and automation on SolarSuccess.
- **Existing customer base:** Over 50 U.S. solar installers, many ranked among 2023's Top Residential Solar Contractors, are on the SolarSuccess platform. Together, they've delivered over 85 gigawatts of solar power.
- **Substantial Transaction Volumes:** In 2022, solar projects worth $5.8B were executed via SolarSuccess. This is projected to rise to over $6.5B in 2024.
- **Immediate Traction:** Leveraging Blu Banyan's existing clientele, we've already secured $157M in soft commit loans for 4,500+ residential solar projects in 2023-24, with a growth trajectory to hit $2B by 2026**.

Your investment fuels the future of solar.


Residential Solar Market Opportunity
blu opportunity
U.S. residential solar market: $14.21B in 2022.
Predicted to touch $44.77B by 2030 (CAGR of 15.4% from 2022 to 2030.)
Huge potential: Only 3.2% of U.S. homes have solar panels.

Our Immediate Traction...

Blu Banyan's solar installer clients are already drawn to Blu Opportunity's solar loans program.

They've soft committed over 4,500 residential projects for $167M loan agreements in 2023-24, and aiming to scale to $2B in loan volume by 2026.

The Problem we're solving...


The U.S. needs to Deploy More Solar Faster
to get back on track to honor its Paris Climate Agreement
pledge and combat energy emissions.

- Solar panels made up 4.7% of U.S. electricity generation in 2022. (*Source: U.S. Department of Energy's Energy Information Administration (EIA) in their Electric Power Monthly report, which includes data up to December 2022.*)
- To meet our decarbonization goals under the Paris Climate Agreement, solar needs to account for 40% of our electricity by 2035.
- To achieve this, we need solar deployment to grow at more than four times its current rate.

This energy transition is critical to mitigating climate change, protecting human health, and revitalizing the U.S. economy.


Residential solar is crucial for scaling.
In 2022, the residential solar segment in the U.S. grew by 40%, with a record 700,000 homeowners installing rooftop solar.
Despite the growth, only a small percentage (3.2%) of all homes in the U.S. have solar panels installed.

(*Sources: 1. https://www.seia.org/research-resources/solar-market-insight-report-2022-year-review ; 2. https://usafacts.org/articles/how-much-solar-energy-do-homes-produce/*)

The residential solar market growth in the U.S. is strongly linked to the availability of affordable financing options.


Financing is necessary for scaling residential solar.
85% of residential solar projects depend on financing.


The solar loans market is dominated by a handful of big players.
The top five players financed 71% of the entire residential market in 2022.


The BIG solar financing problem.
The residential solar finance market is plagued by excessive hidden fees.
One of the biggest hidden fees is the loan origination fee, also called dealer fee.
It can make up to 42% of the total cost of a homeowner's solar project.
These fees are added to the total loan amount and interest is paid on the fees.
HIDDEN FEES


The negative impact.
Higher solar project costs for homeowners and installers' cashflow challenges have negative impacts:
• fewer homes adopting solar energy,
• longer deployment times for solar installation,
• slower response to climate change on a larger scale.

Sources:

1. ***https://www.energy.gov/eere/solar/residential-solar-energy-guide-finance-professionals***

2. ***https://www.woodmac.com/news/opinion/us-residential-solar-finance/***

3. *https://www.solarreviews.com/blog/how-to-find-the-best-solar-loan*

We're disrupting the solar loans industry...


blu opportunity
We're disrupting the solar loans industry with


affordable, no-hidden-fee solar loans benefiting
homeowners and solar installers.

- Affordable financing of residential solar projects enable homeowners to accelerate the shift to green energy.
- Fast approvals & payments disbursements to solar installers help them scale their business with improved cash flow and enable faster deployment of solar power.

Solar power for every homeowner...


blu opportunity

We get it. Transitioning to solar can seem like a steep climb for homeowners, especially when traditional financing models pile on those pesky origination or dealer fees which can bloat homeowners' solar project's cost by up to 42%.

It's not just about the pinch on individual pockets – it also slows down our nation's collective stride toward tackling climate change.


Blu Opportunity is pioneering a fresh approach, designed specifically to shatter these barriers.
By completely doing away with dealer fees and offering competitive interest rates, we've reinvented solar financing to be straightforward, cost-effective, and within every homeowner's reach.
blu opportunity

Our solution helps homeowners make the most of their tax credits, making solar energy more affordable and speeding up the transition to solar power.

Benefits to homeowners:

- *No hidden dealer fees.*
- *Competitive interest rates.*
- *Get full benefit of the 30% federal and state tax credits that reduce the project*

- *Get full benefit of the 30% federal and state tax credits that reduce the project cost.*

We also support solar installers!



Growing the business as a solar installer is challenging, especially during times of high interest rates.


With Blu Opportunity, solar installers receive payments directly, in a fraction of the usual time, enhancing their cash flow, and sparking a surge in customer referrals.
blu opportunity

Benefits to solar installers:

- *Fast approvals & disbursements - Net 10 days payment structure.*
- *Installer-friendly payout schedules.*
- *Payments received directly from Blu Opportunity.*
- *Enhanced cash flow and ability to deploy more solar faster.*
- *Help to attract and convert leads.*

> ***Embedded financing within Blu Banyan's SolarSuccess platform allows for automated payment processing, simplifying and expediting the payment process.***

Our competitive advantage!


blu banyan


Blu Opportunity is majority owned by Blu Banyan, a company that works with the U.S. Department of Energy's Orange Button Initiative to help with the digital transformation of the solar industry, to reduce market inefficiencies and lower costs for consumers.

- Blu Banyan is currently working with the US Department of Energy's Orange Button Initiative to drive down soft costs for residential, commercial, and utility-scale projects.
- We do this in collaboration with other government and industry partners such as the Sandia National Laboratories, National Renewable Energy Laboratory, and SunSpec Alliance.


blu banyan
ORACLE NETSUITE Solution Provider
SolarSuccess™
Blu Banyan's SolarSuccess is the industry leading business and project management system for the solar industry.
It is powered by Oracle NetSuite, the world's leading cloud Business Management Platform built with modern scalable technologies.

SolarSuccess is used by more than 50 solar installers in the U.S. who have facilitated the installation of over 85 gigawatts of solar power.

In 2022, $5.8B solar projects were executed on the SolarSuccess platform.


Blu Opportunity's integration with Blu Banyan's SolarSuccess platform allows for automated payment processing, simplifying and expediting the payment process.
SolarSuccess™
Award-Winning Business Management Software For Residential, Commercial, Community & Utility Solar Installers.
blu banyan
ORACLE NETSUITE Solution Provider

SolarSuccess clients feature among the 2023 Top Residential Solar Contractors in the U.S.


SolarSuccess Customers Grow Faster!
TITAN
Solar
SKYLINESOLAR
SUNTRIA
sunline
HES SOLAR
harvest solar
IPSUN SOLAR
ARTISAN
2023
TOP SOLAR CONTRACTORS
CELEBRATING U.S. SOLAR INSTALLERS


Atlasta Solar Center
TICK TOCK ENERGY
GREENSPARK SOLAR
WEST COAST SOLAR
SolarSuccess
blu banyan
Congrats to our clients for their continued success!

Blu Opportunity loan facilities are exclusively available to solar installers on the SolarSuccess platform.


Our Core Team
blu opportunity
Jan Rippingale
Co-Founder & CEO
Jan, currently the Founder & CEO of Blu Banyan, is one of the leading experts in the solar industry. Through the US Department of Energy's Orange Button workgroup that Jan co-chairs, she is one of the foremost and sought after voices in the industry. Jan has 10+ years experience in solar technology.
John Cheney
Co-Founder & Director
John is the CEO & Co-Founder of Enera Power & Silverado Power, among the largest solar developers in the U.S. with 3GW pipeline (400mw PPAs). Sold control of the portfolio to FirTree (holding company FTP Solar dba sPower), who invests $920mm; led sale to AES/AIM Co, Alberta pension for $1.66Bn. He was also Co-Founder of MMA Renewable Ventures.
Sriram Das
Co-Founder & Director
Sriram Das is the Chairman and Managing Director at Das & Co., a New York family office focusing on sustainability, technology, and emerging markets. He oversees a $200M real estate fund in India and has initiated a venture for low-income housing in Jamaica.
Ben Bassett
Chief Operating Officer
With technology sales leadership for the last 15 years, Ben is an industry expert in tech sales and partnership execution. He has led channel partner initiatives at companies such as Paystand and Quantum.

What we're offering, and why.


Over 60% of Americans are alarmed or concerned about climate change but don't know what to do about it.
85% of Americans want sustainable investments, but only a few impact investing opportunities exist for the wider market.
blu opportunity

(Sources: 1. https://www.pewresearch.org/science/2016/10/04/public-views-on-climate-change-and-climate-scientists/ ; 2. https://www.morganstanley.com/press-releases/morgan-stanley-survey-finds-investor-enthusiasm-for-sustainable-)

- We want to give our most important stakeholders and small investors a chance to own a piece of Blu Opportunity, and share in the upside of this valuable business we are building together.
- For as little as $100, we enable investors to supercharge our efforts to build a better tomorrow – and give them a chance to earn a healthy return in the process.

What the investment will be used for

This tranche of investment will fund our start-up operations expenses, including:

- Technology integrations
- Marketing

- Compliance
- Licensing
- Training

Revenue projections and return for investors

We're offering a 60M valuation cap for future equity (SAFE).

For early-bird investors (initial $750,000), the valuation cap is 50M.

In 2024, we project to finance $650M in residential solar loans (10% of the estimated $6.5B residential solar business on SolarSuccess).

Our projections for 2025 and 2026 are $1.3B and $2B in solar loans respectively.

We're committed to enhancing shareholder return with share value increase and planned dividends.

All projections are based on certain assumptions about the future, which by definition is uncertain.


blu opportunity
We believe making clean energy affordable and accessible to all will drive positive environmental change.
Join us on our mission.